                              KIRKLAND & ELLIS LLP
                          AND AFFILIATED PARTNERSHIPS

                             200 East Randolph Drive
                             Chicago, Illinois 60601

      James S. Rowe
 To Call Writer Directly:               312 861-2000                  Facsimile:
       312 861-2191                                                 312 861-2200
   jrowe@kirkland.com                 www.kirkland.com


                                November 22, 2004

VIA EDGAR SUBMISSION AND
OVERNIGHT DELIVERY

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549
Mail Stop 3-09
Attention:  Mr. Albert C. Lee

         Re:      SeaBright Insurance Holdings, Inc.
                  Amendment No. 2 to Registration Statement on Form S-1 File Number 333-119111

Ladies and Gentlemen:

                  SeaBright Insurance Holdings, Inc., a Delaware corporation (the "Company"), has today filed with the Securities and Exchange Commission, pursuant to the requirements of the Securities Act of 1933, as amended, and Regulation S-T thereunder, an Amendment No. 2 to its Registration Statement on Form S-1 (the "Amendment").

                  On behalf of the Company, we are writing to respond to the comments raised in your letter to the Company dated November 18, 2004. The responses below correspond to the captions and numbers of those comments (which are reproduced below in italics). For your convenience, copies of the Amendment are enclosed, and have been marked to show changes from Amendment No. 1 to the Registration Statement on Form S-1 filed on November 1, 2004. References to page numbers in our responses are to page numbers of the Amendment. Capitalized terms used in this letter but not otherwise defined have the meanings assigned to them in the Amendment.

FORM S-1

RISK FACTORS

INTENSE COMPETITION COULD ADVERSELY AFFECT OUR ABILITY TO SELL..., PAGE 14

1. We note your response to comment 25 and reissue the comment. Please identify your principal competitors' share of the market. Although, you may be operating in a niche


London                 Los Angeles                 New York                       San Francisco            Washington, D.C.

                              KIRKLAND & ELLIS LLP


Securities and Exchange Commission
November 22, 2004
Page 2


         market, you have already disclosed certain of your key competitors such as AIG and the State Compensation Insurance Fund of California. Additionally, you have quantified and estimated your target market to be approximately $8 billion and you have provided comprehensive external and internal statistical data in arriving at this figure. Therefore, we think it is reasonable to provide management's estimate in determining the relative shares of your target market by your named key competitors.

         Response: Due to the non-existence of market share data in the Company's identified niches from any authoritative sources such as the National Council on Compensation Insurance or A.M. Best, the Company has used the best information available to it to prepare an estimate of market share in the Company's targeted niche markets of the workers compensation' insurance business for its principal competitors. These estimated market shares appear in the following table.

Carrier                                         SeaBright Niche         A.M. Best National Market Share
-------                                         ---------------         -------------------------------
American International Group ("AIG")                9.0%                             9.0%
Majestic Insurance Company                          <.4%                             <.4%
Alaska National Insurance Company                   <.4%                             <.4%
Signal Mutual Indemnity Association                 1.2%                              N/A
State Compensation Insurance Fund of               15.6%                             15.6%
California
Zurich                                              4.6%                             4.6%
SeaBright Insurance Co. (estimated)                 1.2%                             <.4%


                  To prepare these estimates, the Company used a Property Casualty State/Line Report for Workers' Compensation in 2003, which it obtained from A.M. Best. This report provides a summary for the workers' compensation industry in all states, and also displays market share information for the largest 50 writers of workers' compensation insurance in that year. For AIG, State Compensation Insurance Fund of California and Zurich, the Company adopted the national market share percentage reflected in the above-mentioned report.

                              KIRKLAND & ELLIS LLP


Securities and Exchange Commission
November 22, 2004
Page 3

                  Neither Majestic Insurance Company nor Alaska National Insurance Company ranked in the largest 50 writers of workers' compensation insurance in the United States, and these companies were therefore not displayed in the A.M. Best report. In these two cases, the Company noted that the market share percentage of the 50th ranked (smallest) writer of workers' compensation insurance is reflected at .4%, and therefore indicated that the market share for Majestic Insurance Company and Alaska National Insurance Company is less than that lowest reported value.

                  Signal Mutual is a special case, since they do not report their results to any rating bureau or other statistical reporting agency. The Company obtained Signal Mutual's production results for 2002 from its published report to members. Since the Company is aware that Signal Mutual's premiums are generated exclusively from coverage of exposures under the United States Longshore and Harbor Workers' Compensation Act, the Company noted the ratio of Signal Mutual's annual writings to the Company's estimates of available premiums in its three target niches to determine Signal Mutual's share of the Company's target market.

                  We have included disclosure in the Amendment with respect to the market share of the Company's principal competitors in the Company's targeted markets. Please see "Risk Factors" on page 14 of the Amendment.

RECENT INVESTIGATIONS INTO INSURANCE BROKERAGE PRACTICES..., PAGE 18

2. Please discuss any proposed legislation or new regulatory requirements that may be imposed on the insurance industry. For example, we note that the National Association of Insurance Commissioners has proposed new rules that would require brokers obtain written consent from their clients prior to receiving compensation from an insurance carrier.

         Response: We have added the requested discussion relating to proposed legislation and new regulatory requirements. Please see "Risk Factors" on page 19 of the Amendment.

                              KIRKLAND & ELLIS LLP


Securities and Exchange Commission
November 22, 2004
Page 4

THE ACQUISITION, PAGE 25

3. Please disclose the results of the independent actuary's findings under "Arrangements to Minimize Exposure" with regard to determining the appropriate amount of loss reserves. We note that you retained this individual in September 2004, should results not yet be complete, please provide this information in a future amendment if available prior to effectiveness.

         Response: The independent actuary engaged by the Company and LMC has not yet issued its final report with respect to the appropriate amount of loss reserves that are subject to the adverse development cover as of September 30, 2004. As requested by the Staff, we will disclose the results of the independent actuary's findings in a subsequent amendment if the findings are finalized prior to effectiveness.

DILUTION, PAGE 31

4. Please revise your disclosures to clarify that the net tangible book value amounts are on a pro forma basis since the Company currently has no shares of common stock outstanding.

         Response: We have made the requested revisions to explain that the Company's net tangible book value as of September 30, 2004 is presented on a pro forma basis, assuming the conversion of our outstanding convertible preferred stock into common stock. Please see "Dilution" on page 32 of the Amendment.

UNAUDITED PRO FORMA FINANCIAL INFORMATION

PRO FORMA CONSOLIDATED STATEMENTS OF OPERATIONS, PAGE 33

5. Please refer to prior comment 41. It is unclear why adjustments to gross premiums written during the first nine months of 2003, i.e. pro forma adjustments "i" and "k", were necessary. Please provide a more complete explanation of the basis for each pro forma adjustment.

         Response: Note "i" to the Pro Forma Consolidated Statement of Operations in the previous amendment has been removed in this Amendment, as all premiums written information has been removed from the table in response to the Staff's Comment No. 6. Note "g" to the Pro Forma Consolidated Statement of Operations (formerly note "k") is necessary in order to include the premiums earned in the fourth quarter related to policies

                              KIRKLAND & ELLIS LLP


Securities and Exchange Commission
November 22, 2004
Page 5

         written by the predecessor from January 1, 2003 through September 30, 2003. By way of further explanation, since the Company acquired renewal rights and not the underlying policies in the Acquisition, the Net Premiums Earned in the Predecessor "Adjusted Nine Months Ended September 30, 2003" column of the Pro Forma Consolidated Statement of Operations includes only premiums earned by the predecessor in the first nine months of 2003 on policies with inception dates from January 1, 2003 through September 30, 2003. The Company's earned premiums for the three months ended December 31, 2003 include only earned premiums on policies the Company wrote between October 1, 2003 and December 31, 2003. In the fourth quarter of 2003, the predecessor recorded additional earned premiums on policies with inception dates from January 1, 2003 through September 30, 2003. Since the objective of this table is to provide pro forma results as if the Acquisition had occurred on January 1, 2003 and because premiums earned in the fourth quarter on predecessor policies written in the first nine months of 2003 would have been included in the Company's Net Premiums Earned for the fourth quarter of 2003 had the Acquisition occurred on January 1, 2003 and are not included elsewhere in the table, the adjustment described in note "g" (formerly note "k") is necessary. We have added disclosure in note "g" consistent with this explanation. Please see the "Notes to Unaudited Pro Forma Statement of Operations" on page 36 of the Amendment.

6. As previously requested in comment 46, please remove all historical and pro forma disclosure of premiums written since this information is not contemplated in the preparation requirements of Article 11 of Regulation S-X. If you believe historical and pro forma adjustments to premiums written explain the objective for certain pro forma premium adjustments please include these amounts in your footnote disclosures.

         Response: We removed all historical and pro forma disclosure of premiums written from the Pro Forma Consolidated Statement of Operations and included this disclosure in footnote "a." Please see the "Pro Forma Consolidated Statement of Operations" on page 34 of the Amendment and the "Notes to Unaudited Pro Forma Statement of Operations" on page 35 of the Amendment.

                              KIRKLAND & ELLIS LLP


Securities and Exchange Commission
November 22, 2004
Page 6

7. We note that you do not disclose the calculation methods, assumptions and historical information utilized in determining the pro forma adjustments. For example, it is unclear whether you computed adjustments, "c" and "e", based on actual renewal dates and actual renewal premium or whether you used assumptions for 2003 renewal activity. Please confirm the calculation methods, assumptions and historical information utilized in determining the pro forma adjustments and expand disclosure in the notes to more fully describe how you computed them.

         Response: We have made the requested revisions to notes "a" and "c" (formerly notes "c" and "e") and made other clarifications where appropriate. Please see the "Notes to Unaudited Pro Forma Statement of Operations" on pages 35 and 36 of the Amendment.

8. We do not understand the relationship between certain amounts in the pro forma statement of operations. For example, based on your descriptions, the amount for adjustments "c" appears to be too low and the amount for adjustment "k" appears to be too high. Please explain the basis for your conclusion that amounts for the pro forma revenue and expense adjustments are factually supportable and accurately portray to investors the continuing impact of the Acquisition.

         Response: The adjustments labeled "a" and "g" in the Amendment (adjustments "c" and "k" in the prior amendment) appear to be inconsistent due to the effect of the predecessor's quota share reinsurance agreement with LMC that was cancelled effective January 1, 2003. Under the terms of this agreement, the predecessor ceded to LMC 80% of the net premiums written after external reinsurance, 80% of the net retained liabilities after application of all external reinsurance and 80% of operating expenses for all policies written by the predecessor from January 1, 2000 through December 31, 2002. The purpose of adjustment "a" (formerly adjustment "c") is to remove from the pro forma results all earned premiums in 2003 related to policies written prior to January 1, 2003. The $36.9 million in predecessor premiums earned for the nine months ended September 30, 2003 is net of the amounts ceded to LMC under the quota share agreement. Therefore, it is necessary to add back the amount ceded to LMC before eliminating all premiums earned on policies written prior to January 1, 2003. The net amount of the adjustments is $3,220. As more fully explained in our response to the Staff's Comment No. 5 above, the purpose of adjustment "g" (formerly adjustment "k") is to include the premiums earned in the fourth quarter related to policies written by the predecessor from January 1, 2003 through September 30, 2003. This adjustment is net of external reinsurance policies the predecessor had in place, but was not subject to the 80% quota share reinsurance agreement with LMC since that agreement was cancelled effective January 1, 2003. The amount of adjustment "g" is large in relation to the actual Net

                              KIRKLAND & ELLIS LLP


Securities and Exchange Commission
November 22, 2004
Page 7

         Premium Earned for the three months ended December 31, 2003 because most of the premiums earned in any quarter are on account of premiums written prior to that quarter.

9. Refer to your responses to comments 44 and 45. Please expand your disclosures to clarify your presentation of the Company's reinsurance arrangements in the pro forma statement of operations. We note that effective on October 1, 2003, the Company replaced all Predecessor external and internal reinsurance arrangements with new treaties as described in Note 7. However, it appears that you are assuming the continuation of Predecessor external reinsurance arrangements for all policies and Predecessor internal reinsurance, i.e. treaties with LMC, for all policies issued after January 1, 2003, and that you have not incorporated the effects of the new reinsurance arrangements in the pro forma adjustments. The presentation of the Predecessor reinsurance arrangements in the pro forma statement of operations instead of the continuing impact of the Company's current reinsurance arrangements does not appear to comply with the objectives of Article 11. Please revise or advise us.

         Response: The Company believes that it is appropriate to include the effects of reinsurance treaties that were in place at the time the related premium or expense was recognized. The Company also believes that it is reasonable to assume that, had the Acquisition taken place on January 1, 2003 and the Company obtained reinsurance on that date, the terms and conditions of its reinsurance treaties would likely have been similar to the terms and conditions of the predecessor's external reinsurance treaties in force at the time, and the Company believes this assumption complies with the objectives of Article 11. In addition, the Company's Pro Forma Consolidated Statement of Operations does not assume that the treaties with LMC are in effect for policies issued after January 1, 2003. As more fully explained in our response to the Staff's Comment No. 8, pro forma adjustment "a" (formerly adjustment "c") relates only to policies written prior to January 1, 2003 when the predecessor's 80% quota share reinsurance agreement was still effective. Pro forma adjustment "g" (formally adjustment "k") relates to premiums earned in the fourth quarter that related to policies written from January 1, 2003 through September 30, 2003. This adjustment has been reduced by the amount that would have been ceded under the predecessor's external reinsurance agreements in effect at the time. The Company's earned premiums for the three months ended December 31, 2003 have been reduced by actual amounts ceded under its reinsurance agreements. These relationships also hold true for loss and loss adjustment expenses and, as appropriate under the 80% quota share reinsurance treaty, for underwriting expenses.

                              KIRKLAND & ELLIS LLP


Securities and Exchange Commission
November 22, 2004
Page 8

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW, PAGE 38

10. We note your response to comment 47. Please explain in detail why the areas you identified as not comparable to your predecessor are such. Although, you have explained with specificity why your net premiums are not comparable, simply stating that the amounts were different does not provide meaningful disclosure. For the other aspects you identified such as investment income, service income and service fees, please include a discussion, including the reasons, for why these areas are not comparable.

         Response: We have made the requested revisions. Please see "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Overview" on page 40 of the Amendment.

KEY FINANCIAL MEASURES, PAGE 40

11. We note your independent actuaries provide you with a point estimate for your ultimate unpaid loss and loss adjustment expense liabilities. Please expand your disclosure to include both quantified and narrative disclosure of the impact that reasonably likely changes in one or more of the variables effecting the estimation of your loss reserves would have on reported results, financial position and liquidity.

         Response: We have made the requested revisions. Please see "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Key Financial Measures" on page 43 of the Amendment.

12. Please revise your disclosures to clarify the average amount in unpaid loss and loss adjustment expenses per open claim as of September 30, 2004. Your disclosure of 1,087 open claims results in approximately $47,300 in unpaid loss and loss adjustment expenses per open claim.

         Response: We have made the requested clarification. Please see "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Key Financial Measures" on page 43 of the Amendment.

13. Please refer to your loss ratio disclosures. The relationship between your definition of the key financial measure, loss ratio, and the related amounts shown in the Results of Operations, is unclear. Please clarify this disclosure. Explain whether premiums earned

                              KIRKLAND & ELLIS LLP


Securities and Exchange Commission
November 22, 2004
Page 9

         are determined on an accident year of a financial reporting basis, how the prior accident year ratio relates to re-estimates of loss and loss adjustment expenses made in subsequent years and why the current accident year ratio is reduced by claims service income. Link this explanation to the loss ratios shown in the Results of Operations and losses and loss adjustment expenses incurred shown in the table, Reconciliation of Unpaid Loss and Loss Adjustment Expenses. Please provide us supplementally with an example of a loss ratio calculation.

         Response: We have made the requested revisions. Please note that we have included examples of loss ratio calculations in the added disclosure. Please see "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Key Financial Measures" on pages 43 and 44 of the Amendment.

RESULTS OF OPERATIONS

NINE MONTHS ENDED SEPTEMBER 30, 2004 COMPARED TO NINE MONTHS ENDED SEPTEMBER 30, 2003

UNDERWRITING EXPENSES, PAGE 48

14. Please expand your disclosures to clarify the reason for the increase in underwriting expenses. It appears that underwriting expenses increased at a significantly higher rate than premiums. Please clarify whether the historical underwriting and other expenses of the Predecessor include an allocation of corporate overhead and other costs incurred by the parent on its behalf. If so, please expand your disclosure in the notes to the combined financial statements of the Predecessor to describe the allocation methods used and include management's assertion that the methodology used is reasonable. See SAB Topic 1.B.1

         Response: We have made the requested revisions. Please see "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Results of Operations" on page 50 of the Amendment. The historical underwriting and other expenses of the predecessor do not include an allocation of corporate overhead and other costs incurred by the parent on the predecessor's behalf.

                              KIRKLAND & ELLIS LLP


Securities and Exchange Commission
November 22, 2004
Page 10

BUSINESS

DISTRIBUTION, PAGE 64

15. We note your revised disclosure related to your independent insurance brokers. Please provide supplementally a discussion of how the broker bonus program originated. Are the terms of the program the same for each broker who participates, if not, who initiates the arrangement, the Company or the broker? Why are only 17 of the approximate 67 brokers whom you have relations with participating in the program?

         Response: We have provided the requested discussion in the text of the Amendment. Please see "Business -- Distribution" on page 66 of the Amendment.

16. Please provide supplementally, the identity of any brokers who provide in excess of 5% of the Company's total premiums. Also, please tell us whether any of these brokers has advised you that they will be implementing a change in their fee arrangements with the Company.

         Response: As of September 30, 2004, the following four brokers provide more than 5% of the Company's total written premiums: (1) Brown & Brown (7.32%), (2) Marsh USA, Inc. (6.53%), (3) Willis (5.68%) and (4) Calco
         Insurance Brokers (5.53%). None of these brokers has advised the Company that they will be implementing a change in their fee arrangements with the Company.

LOSS RESERVES, PAGES 71-74

17. Refer to your responses to comments 55 and 56. We note that you have not discussed the implications of excluding reserve amounts related to SBIC's Predecessor, KEIC, in the sections, Reconciliation of Loss Reserves and Loss Development Information. As a result, these sections do not adequately portray the Company's ultimate exposure to losses arising from business previously written by KEIC and reinsured with LMC. We note your disclosure on page F-16: "in the event a reinsurer is unable to meet its obligations, the Company would be liable for losses under the agreement." We continue

                              KIRKLAND & ELLIS LLP


Securities and Exchange Commission
November 22, 2004
Page 11

         to believe that disclosure of the Company's ultimate liability in these sections of the filing would be beneficial to investors and reiterate our comments.

         Response: In response to the Staff's comment, we have added disclosure explaining the reasons for excluding KEIC's loss reserves from the Reconciliation of Loss Reserves and Loss Development tables. The new disclosure addresses the Company's ultimate exposure to losses arising from business previously written by KEIC by referring to the protective arrangements established by the Company in connection with the Acquisition. Please see "Business -- Loss Reserves -- Reconciliation of Loss Reserves" on page 73 of the Amendment and "Business -- Loss Reserves -- Loss Development" on page 74 of the Amendment. As discussed in "The Acquisition -- Arrangements to Minimize Exposure," these protective arrangements were established specifically to minimize the Company's exposure to past business underwritten by KEIC and to protect the Company from any adverse developments to KEIC's loss reserves as they existed at the date of the Acquisition.

18. We note your loss development table portrays the changes in your Predecessor's loss reserves in subsequent years from the prior loss estimates based on experience as of the end of each succeeding year on a statutory basis. Please note that the data presented should be in accordance with GAAP. See Item 2.B of Industry Guide 6. Please revise or advise us.

         Response: We have noted your comment. In the next amendment, we will revise the Analysis of Loss Reserve Development table to present the data in accordance with GAAP.

19. Please reconcile the Predecessor year-end gross reserves on page 71 to the corresponding amounts shown on page 72.

         Response: We have revised the Analysis of Loss Reserve Development table so that it ties to the Reconciliation of Loss Reserves table. Please see "Business -- Loss Reserves -- Reconciliation of Loss Reserves" on page 73 of the Amendment and "Business -- Loss Reserves -- Loss Development" on page 75 of the Amendment.

                              KIRKLAND & ELLIS LLP


Securities and Exchange Commission
November 22, 2004
Page 12

20. Please refer to your revisions in response to comment 57. Please expand your disclosures to include a discussion of the factors considered by management in strengthening and then releasing reserves and its aggressive re-underwriting of the book of business.

         Response: We have made the requested revisions. Please see "Business -- Loss Reserves -- Loss Development" on page 76 of the Amendment.

REINSURANCE, PAGE 75

21. We note that you will be filing your excess of loss reinsurance contracts as exhibits. Please revise this section to include a discussion of the material terms of your agreements with your reinsurers. These discussions should include the following:

            a. Type of policies to which the agreements apply;
            b. Both parties' financial obligations under the agreements; and
            c. Any other material rights and obligations of the parties;

         Response: We have made the requested revisions. Please see "Business -- Reinsurance" on pages 78 and 79 of the Amendment.

CONSOLIDATED FINANCIAL STATEMENTS OF SEABRIGHT INSURANCE HOLDINGS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(A).  BASIS OF PRESENTATION, PAGE F-8

22. Consistent with your response to comment 66, please disclose the factors used to identify your reportable segments and the basis of organization. Please refer to paragraph 26(a) of SFAS 131

      Response: We have made the requested revisions. Please see page F-8 of the Amendment.

NOTE 16.  INTANGIBLE ASSETS, PAGE F-21

23. We note your revisions in response to comment 73. It appears that the value of $783,000 assigned to the income-producing capability of the renewal right assets is low compared

                              KIRKLAND & ELLIS LLP


Securities and Exchange Commission
November 22, 2004
Page 13

         to pro forma 2003 net income of $4.8 million disclosed on page 33. Please expand your disclosure to reconcile this apparent inconsistency and clarify the definition of the term "present worth of the net economic benefit."

         Response: As discussed under "The Acquisition" in the Amendment, in addition to the amount paid for KEIC's statutory surplus and capital, the Company paid $6.5 million for its predecessor's renewal rights, internally developed software, trademark, customer relations, PointSure and KEIC's state insurance licenses. The amount of $6.5 million assigned to the acquired assets mentioned above was determined by an independent third party. The portion of the $6.5 million assigned to renewal rights was based on the present value of the after tax cash flows of the renewal rights over the expected life of the renewal rights taking into account the time value of money and investment risk factors. We have clarified Note 16 to the financial statements on page F-22 of the Amendment by stating that the valuation of renewal rights was developed by an outside third party valuation firm and by replacing the term "present worth of the net economic benefit" with the term "present value of the after tax cash flows."

                                    * * * * *

                              KIRKLAND & ELLIS LLP


Securities and Exchange Commission
November 22, 2004
Page 14

         Please do not hesitate to contact the undersigned at the number above with any questions or comments regarding this filing.

                                                    Sincerely,

                                                    /s/ James S. Rowe

                                                    James S. Rowe

cc:      John G. Pasqualetto
         SeaBright Insurance Holdings, Inc.